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08029529

UNITED STATES
:S AND EXCHANGE COMMISSION
Vashington, D.C. 20549

SEC Mail Processing Section
MAR 03 2008
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/25/06 (MM/DD/YY) AND ENDING 11/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EPOCH SECURITIES, INC.

OFFICIAL USE ONLY
103899
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Turnpike Road
(No. and Street)

Southborough (City) MA (State) 01772 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul T. Meys (212) 855-9654
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MA 3/24

OATH OR AFFIRMATION

January 25, 2008

State of Massachusetts
ss:
County of Worcester

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of November 30, 2007, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Stephen R. Pierce
President and CEO, Underwriting Activities
Epoch Securities, Inc.

Michael A. Reardon
President and CEO, Variable Product Distribution
Epoch Securities, Inc.

Subscribed and sworn before me;

This 25th day of January, 2008

KELLEY A. SPANO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 16, 2013

Subscribed and sworn before me:

This 25 day of January 2008

MICHAEL A. WALSH
Notary Public State of New York
No. 01WA5034353
Qualified in New York County
Commission Expires October 11, 2010

EPOCH SECURITIES, INC.

STATEMENT of FINANCIAL CONDITION

As of November 30, 2007

Assets	
Cash	$ 12,380,390
Receivables from affiliates	10,322,692
Deferred tax asset	1,567,816
Total assets	$ 24,270,898
Liabilities and Shareholder's Equity	
Payable to affiliate	$ 294,683
Other liabilities and accrued expenses	1,095,117
	$ 1,389,800
Contingencies	
Shareholder's equity	
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	118,071,341
Accumulated deficit	(95,190,253)
Total shareholder's equity	22,881,098
Total liabilities and shareholder's equity	$ 24,270,898

END

The accompanying notes are an integral part of these financial statements.